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                                  [DRAXIS LOGO]



FOR IMMEDIATE RELEASE
AUGUST 15, 2002

                        DRAXIS APPOINTS TWO NEW DIRECTORS

MISSISSAUGA, ONTARIO, AUGUST 15, 2002 - DRAXIS Health Inc. (TSX: DAX; NASDAQ:
DRAX) has appointed Mr. Rolf H. Henel of New Jersey and Mr. Bruce W. Simpson of Texas, to its board. Mr. James Doherty, Vice Chairman, has elected to retire from the board.

         Dr. Martin Barkin, President and CEO of DRAXIS, stated, "It is a great pleasure to welcome to our board Rolf and Bruce, both of whom bring extensive senior management experience in the international healthcare industry. They will be considerable assets to our team as we focus the Company and build additional momentum toward increasing profitability."

         Mr. Henel has held positions as President of the Lederle Division at Cyanamid International, Managing Director at Pfizer International and Director and COO at Immunomedics, Inc. as well as financial positions at Mobil Oil and Manufacturers Hanover Trust (now J.P. Morgan Chase). He currently provides consulting services to the healthcare industry and sits on the board of directors of SciClone Pharmaceuticals and Penwest Pharmaceuticals, Inc.

         Mr. Simpson previously served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation with responsibilities for medical, sales and marketing, regulatory development and human resources. In addition to a board seat with Menley & James Pharmaceuticals he currently heads a private consulting firm specializing in marketing and business development within the healthcare industry.

         Commenting on Mr. Doherty's retirement, Dr. Barkin continued, "Jim's considerable expertise and pharmaceutical industry experience have contributed significantly to the Company's progress throughout the 12 years he has been associated with DRAXIS as a director and a past president. We wish him well in his retirement."

         Following these changes, the DRAXIS board will have nine directors:
Brian M. King (Chairman), Martin Barkin (President and CEO), Leslie L. Dan, George M. Darnell, Rolf H. Henel, Samuel Sarick, Stewart D. Saxe, Bruce W. Simpson and John A. Vivash. All directors, except Dr. Barkin, are considered to be unrelated and independent of the Company.

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About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS HEALTH INC. IN CANADA:   FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                      Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                  The Investor Relations Group
Phone: 877-441-1984                 Phone: 212-825-3210
Fax:   905-677-5494                 Fax:   212-825-3229